McLaughlin & Stern, llp
Founded 1898

DAVID W. SASS Counsel Direct Phone: (212) 448–6215 dsass@mclaughlinstern.com	260 Madison Avenue New York, New York 10016 (212) 448–1100 Fax (212) 448–0066 www.mclaughlinstern.com	Millbrook, New York Great Neck, New York West Palm Beach, Florida Naples, Florida

November 1, 2016

Jennifer K. Thompson
Accounting Branch Chief
Office of Consumer Products
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D.C. 20549

Re:  ICTS International N.V.
        Form 20-F for the Fiscal Year Ended December 31, 2015
          Filed April 27, 2016
        File No.: 0-28542

Dear Ms. Thompson:

Reference is made to your letter of October 27, 2016 providing a comment to the above captioned filing.  On behalf of ICTS International, N.V. we hereby respond to the following comment:

Exhibit, page 71

1.
Please amend your Form 20-F to provide a certification for your principal financial officer pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, or tell us why you believe one is not required.  Refer to paragraph 13 of the instructions as to Exhibits to Form 20-F and Rule 13a-14(b) of the Securities Exchange Act of 1934.  Please be advised that a single certification may be signed by both your principal executive and principal financial officers.

Response:

ICTS International, N.V. has filed an amended Form 20-F as of this date for the sole purpose of adding a certification by the Principal Financial Officer of the Company. All four certifications have been currently dated and signed as part of the filing.  There were no other changes made in the amended Form 20-F.

Should your require any other additional information please contact the undersigned or Alon Raich, Principal Financial Officer of ICTS International, N.V.

Very truly yours, McLaughlin & Stern, LLP

By:	/s/ David W. Sass
David W. Sass